Press Release

SOURCE: NioGold Mining Corporation

NioGold Mining Joins the “AGORACOM 100” and Launches Online IR and Marketing Program

February 19th, 2009 – NioGold Mining Corp. (TSX.V: NOX) (the "Company") is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide online investor relations services, a Web 2.0 social network for current shareholders and Tier-1 awareness through the world’s biggest websites for the purpose of attracting new shareholders.

ONLINE INVESTOR RELATIONS MAXIMIZES SPEED, TRANSPARENCY AND ACCESS TO COMPANY

In response to overwhelming data representing the online research and communications habits of small-cap investors, NioGold Mining has turned the primary focus of its investor relations to the web via the AGORACOM system to facilitate faster, better and more accessible communications with both current and prospective shareholders around the world.

Effective immediately, a customized and monitored NioGold Mining IR HUB will be available on AGORACOM at (http://agoracom.com/ir/NioGold ). The IR HUB will allow NioGold to communicate with all investors simultaneously, anytime and in near real-time. This HUB will provide NioGold management with the ability to extend communications beyond text via audio messages, video presentations, webcasts and podcasts. In addition to traditional e-mail, investors will also have the ability to receive all communications via RSS feed.

THE “AGORACOM 100”

On January 19th, AGORACOM launched a Canadian TV, web and search engine marketing campaign to drive small-cap investors to the “AGORACOM 100”, an elite and exclusive group of great Canadian small-cap companies in which Nio Gold will be included. This marketing campaign will target main stream media including daily spots on BNN, CNBC TV, Bloomberg TV, Globe & Mail’s GlobeInvestor.com, Google, Yahoo!, MSN, AOL, Facebook, AGORACOM and an array of other Tier 1 properties.

LAUNCH OF NIOGOLD MINING COMMUNITY

The NioGold IR HUB propels the Company into the forefront of Web 2.0 community building by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion amongst investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between our shareholders.

TIER-1 EXPOSURE AND AWARENESS

As an exclusive provider of “Small-Cap Centres – Powered by AGORACOM” to Globe Investor, Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all newsworthy NioGold press releases for the purposes of attracting new and prospective shareholders

NioGold CEO Michael Iverson states, "I believe the time has now come to significantly increase our communications with both existing shareholders and the massive online small-cap community of investors that are searching for their next great investment. I strongly encourage our shareholders to begin taking advantage of our new online IR system, which demonstrates we are a fully accessible organization with a great story to tell.”

For all future NioGold investor relations needs, investors are asked to visit our IR Hub at http://agoracom.com/ir/NioGold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

The terms of the agreement are as follows: Duration - 12 months. Monthly Cash Compensation - $3,000 plus GST. Stock Options - 300,000 shares at $CDN 0.20 per share; this agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Ontario.

About AGORACOM

AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies. We have partnered with the world’s biggest internet companies, including Yahoo, Globe Investor, AOL, Google and Blackberry to market our clients to a massive audience of new small-cap investors. We have served over 300 companies since 1997.

AGORACOM Investor Relations has displaced the telephone and e-mail as primary IR communications devices. Our IR HUB delivers two-way investor relations in near real- time that is 24/7/365 accessible to shareholders around the world and goes far beyond text by offering both audio and video communications.

AGORACOM (http://www.Agoracom.com) is North America’s only small-cap community built to serve the needs of serious small-cap and micro-cap investors. No rumours, profanity, stock bashing or hyping. Our traffic ranking is above the top 0.5% of all websites around the world.

ABOUT NIOGOLD – THE GOLDEN HIGHWAY RUNS THROUGH NIO

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Marban Block, Malartic Hygrade, Malartic H, Camflo West and Siscoe East, all located in the Malartic and Val-d’Or gold mining camps, Abitibi region of Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin

(Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590, 000 ounces of gold.

For further information NioGold please visit the company's website at http://www.NioGold.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

Investor Relations

nox@agoracom.com

http://agoracom.com/ir/NioGold

AGORACOM Investor Relations